Press Presse Prensa
Medical Solutions
For the business and financial press
Erlangen, October 25, 2007
Siemens Receives EU Antitrust Clearance for Acquisition of Dade Behring
Siemens to secure leadership position in laboratory diagnostics market
Siemens today received approval by the European Commission for the acquisition of U.S.-based laboratory diagnostics company Dade Behring Holdings, Inc. (Nasdaq GS: DADE). Siemens now expects to complete the transaction smoothly after the expiration of the cash tender offer on Wednesday, October 31, 2007, 12:00 midnight (EDT) — ahead of the originally anticipated and reported schedule for closing. Antitrust clearance from U.S. authorities was granted on September 17, 2007.
“We are pleased with the European Commission’s decision,” said Prof. Dr. Erich R. Reinhardt, member of the Managing Board of Siemens AG and president and CEO of Siemens Medical Solutions. “Complementing last year’s acquisitions of Diagnostic Products Corporation and Bayer Diagnostics, this transaction positions Siemens as a leader in the highly attractive and rapidly growing market for laboratory diagnostics.”
Following the expiration of the cash tender offer for all outstanding shares of Dade Behring on Wednesday, October 31, 2007, 12:00 midnight (EDT), any remaining shares of Dade Behring will be acquired in a merger at the same price. Upon completion of the acquisition, which is expected during calendar year 2007, the company will be merged with Siemens Medical Solutions Diagnostics, a U.S.-based subsidiary and part of Siemens Medical Solutions, well ahead of the previously announced schedule for a closing in the first calendar quarter of 2008. Subject to the satisfaction of the conditions to the completion of the tender offer, Siemens expects to accept all shares of Dade Behring validly tendered as of 12:00 midnight (EDT) on Wednesday, October 31, 2007.
The transaction has a value of approximately $7 billion.
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Siemens (Berlin and Munich) is a global powerhouse in electrical engineering and electronics. The company has around 475,000 employees (incl. discontinued operations) working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of services for individual requirements. Siemens provides innovative technologies and comprehensive know-how to benefit customers in over 190 countries. Founded more than 160 years ago, the company focuses on the areas of Information and Communications, Automation and Control, Power, Transportation, Medical, and Lighting. In fiscal 2006 (ended September 30), Siemens had sales of €87.3 billion and net income of €3.033 billion, according to U.S. GAAP. Further information is available on the Internet at: www.siemens.com
Siemens Medical Solutions of Siemens AG is one of the world’s largest suppliers to the healthcare industry. The company is known for bringing together innovative medical technologies, healthcare information systems, management consulting, and support services, to help customers achieve tangible, sustainable, clinical and financial outcomes. Recent acquisitions in the area of in-vitro diagnostics — such as Diagnostic Products Corporation and Bayer Diagnostics — mark a significant milestone for Siemens as it becomes the first full service diagnostics company. Employing more than 41,000 people worldwide and operating in over 130 countries, Siemens Medical Solutions reported sales of €8.23 billion, orders of €9.33 billion and group profit of €1.06 billion for fiscal 2006 (Sept. 30), according to U.S. GAAP. Further information can be found by visiting www.siemens.com/medical.
About Dade Behring
With 2006 revenue of more than US$1.7 billion, Dade Behring offers a wide range of products, systems and services designed to meet the day-to-day needs of clinical laboratories, delivering innovative solutions to customers and enhancing the quality of life for patients. Additional company information is available on the Internet at www.dadebehring.com.
This announcement is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell any securities. The Tender Offer Statement on Schedule TO, the Offer to Purchase and related materials filed by Siemens with the Securities and Exchange Commission (“SEC”) contain important information and should be read carefully before any decision is made with respect to the tender offer. These materials are available at no charge on the SEC’s web site (http://www.sec.gov) and requests for additional copies of such materials may be directed to Georgeson Inc., the Information Agent for the tender offer. The Information Agent can be reached at 17 State Street, 10th Floor, New York, New York 10004. Banks and brokers can call +1 (212) 440-9800 and all others can call toll free at (888) 605-7608.
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words as “expects,” ”looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from: changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens worldwide; changes in business strategy; the outcome of pending investigations and legal proceedings; our analysis of the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about our risk factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.
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Siemens AG	Reference number: Med AXX200710.10 e
Corporate Communications	Frank Sarfeld
Media Relations	91052 Erlangen, Germany
80312 Munich	+49 (160) 9019 0499
E-Mail: Frank.Sarfeld@Siemens.com